Weil, Gotshal & Manges LLP 767 FIFTH AVENUE NEW YORK, NY 10153-0119 (212) 310-8000 FAX: (212) 310-8007	AUSTIN BEIJING BOSTON BUDAPEST DALLAS FRANKFURT HONG KONG HOUSTON LONDON MIAMI MUNICH PARIS PRAGUE PROVIDENCE SHANGHAI SILICON VALLEY WARSAW WASHINGTON, D.C. WILMINGTON

October 31, 2008

TRANSMITTED VIA EDGAR AND FACSIMILE:

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott M. Anderegg

Re:	Hollywood Media Corp.
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
Amendment No. 1 to Form 10-K for the year ended December 31, 2007
Filed April 29, 2008
Forms 10-Q for Fiscal Quarter Ended March 31, 2008 and June 30, 2008
Filed May 12, 2008 and August 6, 2008
File No. 1-14332

Dear Mr. Anderegg:

We are writing on behalf of our client, Hollywood Media Corp. (the “Company”), to respond to the comments of the Staff set forth in the letter dated October 8, 2008 with respect to the above-referenced Form 10-K, Amendment No. 1 to Form 10-K, Forms 10-Q and the 8-K dated August 21, 2008. For your convenience, each comment from the comment letter is repeated here, followed by the Company’s response and the paragraph numbering below corresponds to the numbering in the comment letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Executive Compensation Policies and Objectives, page 5

1.         We note in your response to comment 14 of our letter dated August 20, 2008 that you state that you have not made any equity award as long term compensation to an executive officer since December 2005. We also note that you have not issued any stock options to an executive officer since December 2005. Please revise your disclosure to explain why you have determined not to make any long term equity awards nor issue stock options to your executive officers.

As noted in our prior response, the Compensation Committee, as a general matter, has historically granted stock option awards upon the commencement of employment. After December 2005, the Company ceased making long term equity awards to its executive officers due to the volatility in the Company’s stock price. The Company will clarify this disclosure in future filings and, as appropriate in future filings, it will disclose the reasons behind any long term equity award.

Role of the Compensation Committee, page 5

2.         We note your response to comment 15 of our letter dated August 20, 2008. Please revise your disclosure to explain the nature of the “input” Mr. Rubenstein provided the compensation committee concerning Mr. Gomez’s compensation. Please also confirm that the language in your response or similar, as appropriate, will appear in your future disclosures.

Mr. Rubenstein’s input to the Compensation Committee concerning Mr. Gomez consisted primarily of describing Mr. Gomez’s job performance, particularly as it related to Mr. Gomez’s contributions to the Company’s general revenue-generation and cost-cutting efforts. The Company confirms that it will include in future filings, as appropriate, a similar description of any such input to the Compensation Committee.

Setting Executive Compensation, page 5

3.         We note your response to comment 16 of our letter dated August 20, 2008. Please revise your disclosure to explain why you decided to set the compensation of your Chief Executive Officer and President at 10% below the market median benchmark. Please also confirm that the language in your response or similar, as appropriate, will appear in your future disclosures.

The Compensation Committee’s determination to set the compensation of the Chief Executive Officer and President at a level approximately 10% below the market median benchmark reflected its decision to take a more conservative stance given the general climate and concerns surrounding executive compensation at the time of the Company’s decision. The Company confirms that it will clarify this disclosure in future filings.

Form 8-K, filed August 27, 2008

Item 101. Entry into a Material Definitive Agreement, page 2

4.         You disclose the sale of several subsidiaries (“the Hollywood.com business”) on August 21, 2008 to R&S Investments, LLC, a related party entity owned by your Chairman and CEO and your President and Vice-Chairperson, for a price of $10 million. Please tell us all of the business operations included in the transaction. Please also provide us and disclose the detail on the net assets of $234,970 relating to all of the assets sold, including all intellectual properties, and all liabilities assumed. Your disclosure states the terms of the sale include $1 million due at closing and the remaining $9 million of the purchase price due in monthly earn-out payments beginning in September 2009. Please explain to us the business purpose for the payment of $2.6 million into escrow to fund cash losses through August 2010. In light of what appears to be the substance of your transaction with R&S Investments, LLC, explain to us why you believe the risks of ownership of the subsidiaries have been transferred.

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Business Operation Sold and Detail of Net Assets

The Company notes that the business operations sold in the transaction (the “Hollywood.com business”) included: Hollywood.com, Inc. (consisting of the Hollywood.com website and related URLs and celebrity fan websites, contracts and insertion orders related to the sale of advertising on such websites and certain related intellectual property required to operate the websites) and Totally Hollywood TV, LLC (a free video on demand service distributed pursuant to annual affiliation agreements with certain cable operators for the distribution of movie trailers).

The calculation of the $234,970 net asset amount, relating to the assets sold in the transaction, was calculated as follows:

NET ASSETS OF HOLLYWOOD.COM INC. & TOTALLY HOLLYWOOD TV

CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2008

ASSETS SOLD

CURRENT ASSETS:
Receivables, net	$ 1,375,933
Prepaid expenses	124,106
Other receivables	7,904
Total current assets	1,507,943

PROPERTY AND EQUIPMENT, net	712,795
INTANGIBLE ASSETS, net	385,220
GOODWILL	893,697
OTHER ASSETS	8,801

TOTAL ASSETS		$ 3,508,456

LIABILITIES ASSUMED

CURRENT LIABILITIES:
Accounts payable	$ 2,326,749
Accrued expenses and other	437,137
Deferred revenue	473,272
Current portion of capital lease obligations	5,708
Total current liabilities	3,242,866

DEFERRED REVENUE	8,265
CAPITAL LEASE OBLIGATIONS, less current portion	22,355

TOTAL LIABILITIES		3,273,486

NET ASSETS		$ 234,970

Purpose of Escrow

The Company funded the $2.6 million escrow amount at the closing pursuant to the terms of the purchase agreement. The escrow was negotiated between the purchaser of the Hollywood.com business and a Special Committee of the Board of Directors of the Company

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as a condition to acquiring the business. The Special Committee, comprised solely of independent and disinterested members of the Board, considered in determining to sell the business (and fund the related escrow), the cost to the Company associated with continuing to operate the Hollywood.com business (which generated a net loss of approximately $2.5 million during the 12-month period ended June 30, 2008 and has never broken even in any 12-month period), the costs the Company would incur in discontinuing the operations of the business, the consideration the Company would receive in the transaction, and the lack of other offers from potential buyers of the business. The Special Committee determined that, among the available options, the negotiated transaction was the most cost effective alternative.

Risk of Ownership

The Company advises the Staff that it has no further obligations with respect to the operations, financial performance or liabilities of the Hollywood.com business and, as a result, maintains no ownership risk. Although the Company entered into a Transition Services Agreement (“TSA,” filed as Exhibit 10.2) with the purchaser to provide certain temporary administrative services, the Company did so solely to provide for an orderly transition of administrative services to the purchaser. The Company is reimbursed by the purchaser for out of pocket costs and incremental expenses incurred in providing services under the TSA. The Company notes that it has substantially completed the transfer to the purchaser of all functions covered by the TSA, with the exception of contract review and information technology support, which the Company expects to transfer to the purchaser by January 31, 2009. The Company also notes its obligation to place monies in escrow to fund losses was satisfied at closing and accordingly is capped at $2.6 million. For these reasons, as well as the reasons contained in the SAB 5:E discussion below, the Company respectfully believes that the risks of ownership have been transferred to the purchaser of the Hollywood.com business.

5.         Explain to us how you accounted for the transaction and the accounting literature you relied upon, including why you believe a sale has occurred and how you plan to account for the $9 million. Tell us if the $9 million balance due represents, in substance, an outstanding liability due from R&S Investments, LLC. Please also explain your disclosure that there is no assurance that the full amount of the earn-out will be paid and why there is not a legal right to collect any balance not paid if the sale had a purchase price of $10 million. Since the transaction is being consummated with your significant shareholders, and considering what appears to be your continuing involvement in the business activities, please tell us what consideration was given to re-evaluating the economic substance of your transaction with R&S Investments, LLC to determine if it qualifies as a sale and the appropriate accounting treatment based on the facts and circumstances. Refer to SAB Topic 5:E for guidance and related issues.

Accounting for the Transaction

As discussed in further detail below, the Company accounted for the transaction by recording cash received of $1.0 million, a $2.6 million loss on sale relating to the escrow funds described above, $0.4 million in working capital adjustments and approximately $1.9 million of net assets sold as of August 21, 2008 (which includes a Goodwill allocation of approximately $0.9 million). The Company has not, and will not, record any portion of the $9.0 million contingent consideration until the contingencies set forth in the purchase agreement have been satisfied. As these contingencies are satisfied, the corresponding portions of the contingent consideration earned will become legal payment obligations of

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R&S Investments, LLC and the Company will record a receivable for such amounts, subject to any appropriate reserves. The Company will have the legal right to collect on any unpaid portion of such receivables.

SFAS 144

The Company advises the Staff that it has recorded the transaction in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). Specifically, paragraph 42 of SFAS No. 144 states the results of operations of a component of an entity that has been disposed should be reported as discontinued operations if both of the following conditions are met:

(a)        the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and

(b)        the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Management has eliminated the Hollywood.com business from the ongoing operations of the Company as of the date of the agreement, satisfying condition (a) above.

Although the Company agreed to provide certain administrative transition-related services to the Hollywood.com business following the closing pursuant to the TSA described above, these services do not include any decision-making or managerial functions and do not involve negotiating or effectuating any transactions; rather, they only consist of providing temporary services relating to the administrative matters described above, which have been initiated by individuals employed by the Hollywood.com business. The Company has no right to, and will not, be involved in the operations of R&S Investments, LLC or the Hollywood.com business. Further, as noted in our response to Comment 4 above, the transition services being provided have, for the most part, already been completed. Moreover, as discussed below, the Company will have no significant involvement with the Hollywood.com business, based on the guidance set forth in SAB Topic 5:E. Consequently, condition (b) above is satisfied.

Given the foregoing, the Company believes the sale of the Hollywood.com business qualifies for discontinued operations treatment in the Company’s consolidated financial statements.

SAB Topic 5:E

SAB Topic 5:E indicates that, for a sale to be treated as a divestiture, the seller must no longer have significant involvement with the business sold. In addition, the SAB states that the principal consideration is whether the risks and other incidents of ownership have been transferred to the buyer with sufficient certainty. The Company has considered the following factors set forth in SAB Topic 5:E in its determination that the risks and other incidents of ownership have been transferred:

Company Retains?
Effective veto power over major contracts or customers	No
Significant voting power on the board of directors	No

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Involvement in the continuing business entailing risks or managerial authority similar to that of ownership	No

In addition to the facts above, the Company considered the financial investment made by the purchaser of the Hollywood.com business. SAB Topic 5:E states that a significant financial investment, and not just a token down payment, must be made by the purchaser for the transaction to qualify as a sale. The Company believes that the $1.0 million cash payment by the purchaser at closing represents a significant financial investment.

SAB Topic 5:E also addresses the repayment of debt and the continued necessity for debt or contract performance guarantees by the seller as indicators of incidents of ownership. Here, there are no debt or performance guarantees by the Company. The Company notes that its guaranty of the Hollywood.com office lease has been cancelled by the landlord as a result of the purchaser providing the landlord with substitute collateral, relieving the Company from any potential future liability in connection therewith.

Based on its review of the SAB Topic 5:E criteria, the Company has concluded that the sale of the Hollywood.com business should be accounted for as a divestiture.

Contingent Consideration

The purchaser paid $1.0 million in cash to the Company on the closing date and may pay up to $9.0 million in future additional consideration, provided certain financial results are achieved. As set forth in the purchase agreement, until the full $9.0 million “earn-out” is paid, the purchaser is required to make periodic payments on the “earn-out” equal to the greater of: (i) 10 percent of the gross revenue of the Hollywood.com business and (ii) 90 percent of the EBITDA of the Hollywood.com business. The Company considers the $9.0 million “earn-out” to be contingent consideration.  Thus, the Company will not record a receivable and any corresponding gain until the contingencies have been met.  The Company will estimate an appropriate reserve for at-risk amounts, if necessary, at the time that any accounts receivable is recorded. The Company further advises the Staff that its disclosure that there is no assurance that the full amount of this “earn-out” would be paid was meant to reflect the fact that the Company’s receipt of the full amount was subject to the Hollywood.com business achieving a certain level of financial results.

In addition, the Company was obligated to place $2.6 million in escrow to fund Hollywood.com’s negative EBITDA over the initial 24 months, if any. The $2.6 million is included in the calculation of the loss on sale, since the Company believes, based on prior operating experience, that it is reasonably likely such funds will be required to be paid over the 24-month period.

6.         Please tell us and confirm if Laurie Silvers, the Company’s President and Vice-Chairperson, is the wife of Mitchell Rubenstein, your Chairman and CEO. Please also confirm the transaction on August 21, 2008 with R&S Investments, LLC was approved by the Board of Directors.

The Company advises the staff that Ms. Silvers is the wife of Mr. Rubenstein. The Company respectfully notes that fact has been disclosed in Item 10 of Amendment No. 1 to Form 10-K for the year ended December 31, 2007. The transaction was approved by a Special Committee, comprised

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solely of independent and disinterested members of the Board of Directors of the Company, duly authorized by the Board to negotiate, evaluate and approve the transaction.

7.         You disclose that the transaction includes the sale of Hollywood.com, the online entertainment destination and movie information website, which according to your disclosure in prior filings is included in the ad sales division and generates revenue through the sale of advertising on the website. In light of the fact that the ad sales division is a reportable segment, please explain why you did not determine the amount of the adjustments to recorded goodwill and other property and equipment such as website development, equipment and software, or other asset costs in connection with this transaction. Please also disclose the business purpose of why you would sell the primary website bearing your corporate name and what website is available for use by your customers in the future.

The Company respectfully notes that adjustments to goodwill and other assets made in connection with this transaction are detailed in the Pro Forma Balance Sheets, filed as Exhibit 99.2 to the Form 8-K. With respect to the sale of the Hollywood.com website, the Company notes that it is now using its HollywoodMedia.com website for “investor relations” and other corporate-level matters previously located on the Hollywood.com website. While the Hollywood.com website was closer in language to the Company’s corporate name, Broadway.com is the Company’s primary customer website, and was responsible for approximately 90% of the Company’s revenues during the 12 months ended June 30, 2008. The Hollywood.com website only generated approximately 4% of the Company’s revenues during the 12 months ended June 30, 2008.

Item 501(e). Compensatory Arrangements of Certain Officers, page 2

8.         Please explain if the employment agreements completed on August 21, 2008 to the Chairman and Vice-Chairperson are considered to be contingent consideration as part of the transaction with R&S Investments, LLC.

The Company advises the Staff that the employment extensions were not part of the transaction with R&S Investments; rather, they were intended to secure the services of the Chairman and Vice-Chairperson for an additional year. These employment extensions were negotiated separate and apart from any discussions or negotiations concerning the sale of the Hollywood business, and were approved by the Compensation Committee and the Board. For these reasons, the Company respectfully advises the Staff that it does not consider the employment agreements to be contingent consideration as part of the transaction with R&S Investments.

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If the Staff has any additional questions or comments, kindly contact the undersigned at (212) 310-8172.

Very truly yours,

/s/ Todd Chandler

cc:	Mitchell Rubenstein,
Hollywood Media Corp.

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